SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2007	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: November 27, 2007	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Item 18 Reconciliation with United States Generally Accepted Accounting Principles For the Three and Nine Months Ended September 30, 2007 (Unaudited)

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2007
(Unaudited)

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2007
(Unaudited)
The interim consolidated financial statements of Agrium Inc. (the Corporation or Agrium) as at September 30, 2007, and for the three and nine months ended September 30, 2007, have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) applicable to interim financial reporting. Such principles differ in certain material respects from accounting principles applicable in the United States (U.S. GAAP) and from practices prescribed by the United States Securities and Exchange Commission (SEC). For further information regarding such differences, reference should be made to note 28 to the Corporation’s 2006 consolidated financial statements included in the Corporation’s 2006 Annual Report on Form 40-F and to the Supplemental Information, Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2006, 2005 and 2004.
In management’s opinion, the interim consolidated financial statements and this interim reconciliation with U.S. GAAP include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods.
If U.S. GAAP were applied, the net earnings and comprehensive income in each period presented would be as follows:

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months		Nine Months
(millions of U.S. dollars, except per share amounts)	Ended Sept 30,		Ended Sept 30,
	2007	2006	2007	2006

Net earnings, Canadian GAAP	51	1	269	95

Adjustments

- Derivative instruments and hedging activities, net of tax (a)	—	7	—	5

- Other, net of tax	(5)	—	(7)	—

Net earnings, U.S. GAAP	46	8	262	100

Earnings per common share, U.S. GAAP

- Basic	0.34	0.06	1.96	0.76

- Diluted	0.34	0.06	1.95	0.75

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months		Nine Months
(in millions of U.S. dollars, except per share amounts)	Ended Sept 30,		Ended Sept 30,
	2007	2006	2007	2006

Net earnings, U.S. GAAP	46	8	262	100

Change in unrealized gains (losses) on derivative instruments, net of tax (a)	14	(17)	19	(20)

Change in realized gains on derivative instruments, net of tax (a)	—	3	—	3

Change in foreign currency translation adjustment (b)	26	(1)	62	27

Change in funded status of the defined benefit plans, net of tax (c)	6	—	7	—

Change in available for sale assets	—	—	(1)	—

Comprehensive income (loss), U.S. GAAP	92	(7)	349	110

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2007
(Unaudited)
The cumulative effect of these adjustments on shareholders’ equity of the Corporation is as follows:

	September 30,	December 31,
(millions of U.S. dollars)	2007	2006

Shareholders’ equity, Canadian GAAP	1,589	1,233

Unrealized gains on derivative instruments, net of tax (a)		5

Realized gains on derivative instruments included in inventory, net of tax (a)		1

Funded status of defined benefit plans, net of tax (c)	(43)	(50)

Other, net of tax	(16)	(9)

Shareholders’ equity, U.S. GAAP	1,530	1,180

Description of significant differences:
a)	Derivative instruments and hedging activities — The Corporation accounts for its derivative instruments under Canadian GAAP as described in notes 1 and 24 to the 2006 annual consolidated financial statements. Under U.S. GAAP, generally all derivative instruments must be recognized as assets or liabilities on the balance sheet and measured at fair value. Any change in fair value of a derivative instrument that qualifies as a cash flow hedge is initially included in the determination of comprehensive income (loss) and classified in shareholders’ equity. The gain or loss is subsequently included in earnings in the period when the hedged item affects earnings. Any amount of ineffectiveness present in qualifying hedging relationships, the changes in fair value of the derivatives excluded from the effectiveness assessment, and any changes in the fair value of the derivatives that do not qualify for hedge accounting are recognized in earnings immediately. Effective January 1, 2007, the Corporation adopted the new Canadian standards dealing with recognition and measurement of financial instruments and hedging relationships, which eliminated these accounting differences effective January 1, 2007.

b)	Foreign currency translation adjustment — Under U.S. GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded as a separate component of comprehensive income (loss). Prior to the adoption of the new Canadian standards dealing with financial instruments, hedging activities and comprehensive income on January 1, 2007, under Canadian GAAP such gains and losses were included in a separate component of shareholders’ equity referred to as cumulative translation adjustment. The adoption of the new Canadian standards eliminated this difference.

c)	Effective December 31, 2006, the Corporation adopted FAS 158, which requires that the funded status of pension and other post-retirement defined benefit plans be recognized on the consolidated balance sheets, with changes in that funded status recorded as a component of comprehensive income (loss).

d)	Joint ventures — Under U.S. GAAP, interests in a joint venture where the venturer does not own more than 50% of the common shares and has significant influence over the activities of the joint venture are to be accounted for using the equity method. Under Canadian GAAP, such joint ventures would be proportionally consolidated. As permitted by specific exemptions provided by the SEC, adjustments to reflect the application of equity accounting have not been made. Application of the equity method would not result in differences to shareholders’ equity and net earnings.

e)	Reclassifications of certain items recorded under Canadian GAAP would be required under U.S. GAAP. The presentation differences, outlined below, do not affect U.S. net earnings.
i.	Other expenses — During the quarter, the Corporation included within other expenses, stock-based compensation expense of $24-million (2006- $10-million) and a pension curtailment gain of $10-million (2006- nil). The table below reflects the allocation of those expenses under U.S. GAAP.

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2007
(Unaudited)

	September 30	September 30
(in millions of U.S. dollars)	2007	2006
Stock-based compensation expense
Cost of product	1	1
Selling	1	—
General Administrative	21	9

Total stock-based compensation expense	24	10

Curtailment gain
Cost of product	9	—
Selling	1	—
General Administrative	—	—

Total curtailment gain	10	—
ii.	Deferred financing charges — The Corporation recorded $13-million in deferred charges relating to financing costs as a reduction to long term debt under Canadian GAAP. Under U.S. GAAP, such charges are presented as long-term assets.
Accounting Pronouncements Adopted in the Last Nine Months
Accounting for Uncertainty in Income Taxes
The Corporation adopted FASB Interpretation No. 48 (FIN 48) “Accounting for Uncertainty in Income Taxes” on January 1, 2007. The implementation of the provisions of FIN 48 did not have an impact on the Corporation and consequently no adjustment to the January 1, 2007 retained earnings balance was required.
At September 30, 2007, the Corporation had approximately $67-million of unrecognized tax benefits that, if recognized, would favourably affect the Corporation’s effective tax rate in future periods. The Corporation does not anticipate any material changes to the balance of unrecognized tax benefits during the next twelve months. The Corporation’s practice is to recognize interest and penalties related to income tax uncertainties in income tax expense. Included in the above amount of unrecognized tax benefits at September 30, 2007 is interest expense of $17-million.
The Corporation and its subsidiaries are subject to federal, regional and local taxes in Canada, the United States, Argentina and in other international jurisdictions in which the Corporation operates. The Corporation has substantially settled Canadian income tax matters to taxation year 2000, United States income tax matters to taxation year 2000, and Argentine income tax matters to taxation year 2000.
Planned Major Maintenance Activities
In September 2006, the FASB issued FASB Staff Position No. AUG AIR-1 “Accounting for Planned Major Maintenance Activities”. This standard prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities, and was effective for the Corporation on January 1, 2007. The adoption of this standard did not have a material impact on the Corporation.
Accounting for Certain Hybrid Financial Instruments
FASB Statement No. 155 “Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140” (SFAS 155) was effective for the Corporation on January 1, 2007. SFAS 155 permits fair value remeasurement of any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation. The adoption of this standard did not have a material impact on the Corporation.

AGRIUM INC.
Item 18 Reconciliation with United States Generally Accepted Accounting Principles
For the Three and Nine Months Ended September 30, 2007
(Unaudited)
Recent Accounting Pronouncements Issued and Not Yet Adopted
Fair Value Measurements
FAS 157 “Fair Value Measurements” establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurements. FAS 157 is effective for the Corporation for January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.
Fair Value Option for Financial Assets and Financial Liabilities
FAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities” allows entities to voluntarily choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value (the “fair value option”). If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in earnings. FAS 159 is effective for the Corporation on January 1, 2008. The Corporation is currently evaluating the impact that this standard will have on its consolidated financial statements.